

July 14, 2010

<u>**Via Facsimile (212) 245-3009 and U.S. Mail**</u>

Mitchell Hollander, Esq.
Kane Kessler P.C.
1350 Avenue of the Americas
New York, NY 10019

Re: **Crown Crafts, Inc.**
       Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A
       filed July 13, 2010 by
       Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value,
       L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital
       Management, LLC, Wynnefield Capital, Inc., Channel Partnership II, L.P.,
       Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan, Nelson Obus,
       Joshua H. Landes, Jon C.Biro, Melvin L. Keating
       File No. 1-07604

Dear Mr. Hollander:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer to prior comment 5 of our letter dated July 8, 2010. Please remove the statement or provide context and support for your assertion that the Board has "steadfastly refused to comprehensively review **all** of its strategic options." In this regard, while we note disclosure that sets forth your interpretation of the Board's failure to publicize the results of the Strategic Review Committee, it is not apparent that the Board's failure to make public the results of the Committee's review proves that the

Board has not reviewed all strategic options. Please revise in accordance with this comment.

2.   We refer to prior comment 7 and revised disclosure on page 9. We reissue the comment. Clarify further whether the participants have ever presented any of the enumerated strategic options or suggested parties with whom the company could explore such options to the Board for consideration. Clarify further if the participants currently are in negotiations or have any plans or proposals involving the participants or their affiliates or other third parties that may result in the furtherance of any of the enumerated options. If no such plans exists, clearly state this fact.

Introduction, page 3

3.   In your discussion of the limitations your nominees could face if elected, please also disclose that there is no assurance that any of the Company's nominees will agree to serve if your nominees are elected. This comment applies to analogous disclosure on page 6. Please revise throughout as appropriate.

4.   You do not appear to have a basis for your predictive assertion that your nominees "will serve as a valuable resource for management…[will] act[] constructively…to assist the Board through the many challenges facing the Company."   Please revise or advise.

No Disclosed CEO Succession Plan, page 10

5.   Please provide support for the statement that the current Chairman and Chief Executive Officer has a "prior history of taking health related leaves of absence…" In the alternative, please remove the statement. Refer to Exchange Act Rule 14a-9.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the filing persons acknowledging that:

· the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions